                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: MAY   , 2001
                  ------------

                                 [TRICOM LOGO]

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X      Form 40-F
                                   ---               ---

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No  X
                                ---           ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                  FIRST QUARTER

                                      ENDED

                                 MARCH 31, 2001

                                TABLE OF CONTENTS

                                                                                                               PAGE
GENERAL INTRODUCTION..............................................................................................1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.       FINANCIAL STATEMENTS................................................................................2

     Consolidated Balance Sheet as of December 31, 2000 and March 31, 2001 (unaudited)............................2

     Consolidated Statement of Operations for the Three months period ended March 31, 2000 and
     2001 (unaudited).............................................................................................4

     Consolidated Statements of Cash Flows for the Three months period ended March 31, 2000 and
     2001 (unaudited).............................................................................................5

     Notes to Financial Statements................................................................................6

ITEM 2.       INFORMATION ON THE COMPANY..........................................................................7

ITEM 3.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION..............11

ITEM 4.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................16

                                     PART II

                                OTHER INFORMATION

ITEM 1.       LEGAL PROCEEDINGS..................................................................................17
ITEM 2.       CHANGES IN SECURITIES AND USE OF PROCEEDS..........................................................17
ITEM 3.       DEFAULTS UPON SENIOR SECURITIES....................................................................17
ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS................................................17
ITEM 5.       OTHER INFORMATION..................................................................................17
ITEM 6.       EXHIBITS AND REPORTS ON FORM 20-f AND FORM 6-K.....................................................18

                              GENERAL INTRODUCTION

     UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO (i) THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS, AND (ii) "GFN" REFERS TO GFN CORPORATION LTD. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OTHER THAN THE COMPANY AND ITS SUBSIDIARIES, AND INCLUDE GFN'S PREDECESSORS.



PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

     In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on March 30, 2001 was RD$16.89 = US$1.00, the closest date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On May 16, 2001, the Private Market Rate was RD$16.84 = US$1.00.

FORWARD-LOOKING STATEMENTS

     The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; reliance on resellers; our inability to minimize credit risks; customer churn; rapid technological change; rejection of our concession agreement in the Dominican Republic; cellular fraud; our ability to implement our business plan on schedule, including our Central American strategy; social, political and economic conditions in our existing and target markets; our significant capital expenditure and working capital requirements and our need to finance such expenditures; the effect of our indebtedness on our ability to fund expansion and remain competitive and of restrictions contained in such indebtedness; concerns about health risks associated with wireless equipment; our inability to manage effectively our rapid expansion; our inability to obtain licenses or concessions in markets outside the Dominican Republic; the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation; and the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US$)

                                                                 DECEMBER 31,         MARCH 31,
                                                               -----------------  -----------------
                                                                     2000               2001
                            ASSETS                                                   (UNAUDITED)
                            ------
Current assets:
   Cash on hand and in banks                                  $      18,199,552         13,657,922

   Accounts receivable:
     Customers                                                       21,970,677         20,750,125
     Carriers                                                         8,729,886          7,240,842
     Related parties                                                  1,663,396            623,775
     Officers and employees                                             556,577            476,116
     Other                                                            1,601,119            458,112
                                                               -----------------  -----------------
                                                                     34,521,655         29,548,970
     Allowance for doubtful accounts                                 (2,394,903)        (2,341,453)
                                                               -----------------  -----------------
        Accounts receivable, net                                     32,126,752         27,207,517

   Inventories, net                                                   9,541,093         10,040,928

   Prepaid expenses                                                   7,947,531          5,017,969

   Deferred income taxes                                                801,008            990,826
                                                               -----------------  -----------------
        Total current assets                                         68,615,936         56,915,162
                                                               -----------------  -----------------

Investments                                                           3,289,459          3,606,178

Property and equipment, net                                         586,223,900        607,815,079

Other assets at cost, net of amortization                            24,310,564         26,549,170
                                                               -----------------  -----------------
                                                              $     682,439,859        694,885,589
                                                               =================  =================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT.)
(IN US$)

                                                                 DECEMBER 31,         MARCH 31,
                                                               -----------------  -----------------
                                                                     2000               2001
                                                                                     (UNAUDITED)
           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable:
     Borrowed funds - banks                                   $      82,131,865        100,395,742
     Borrowed funds - related parties                                31,410,612         28,267,123
     Current portion of long-term debt                                3,213,939          2,639,637
                                                               -----------------  -----------------
                                                                    116,756,416        131,302,502
                                                               -----------------  -----------------


   Current portion of capital leases                                  5,308,310          4,990,644

   Accounts payable:
     Carriers                                                        13,835,276         10,978,399
     Related parties                                                  2,093,385            106,602
     Suppliers                                                       21,653,727         28,176,371
     Other                                                              242,582            457,623
                                                               -----------------  -----------------
                                                                     37,824,970         39,718,995

   Other liabilities                                                 19,990,490         19,269,069
   Accrued expenses                                                  14,035,182         10,822,890
                                                               -----------------  -----------------
     Total current liabilities                                      193,915,368        206,104,100
                                                               -----------------  -----------------

Reserve for severance indemnities                                         9,727             10,584

Deferred income tax                                                     974,867          1,097,546

Capital leases, excluding current portion                            15,520,965         14,655,409

Long-term debt, excluding current portion                           261,222,759        263,937,534
                                                               -----------------  -----------------
     Total liabilities                                              471,643,686        485,805,173
                                                               -----------------  -----------------

Shareholders' equity:
   Class A Common Stock at par value RD$10:
   Authorized 55,000,000 shares; 9,700,000 shares
   issued at December 31, 2000 and March 31, 2001                     6,210,025          6,210,025
   Class B Stock at par value RD$10: Authorized
   25,000,000 shares at December 31, 2000 and
   March 31 2001; 19,144,544 issued at December 31,
   2000 and March 31, 2001                                           12,595,095         12,595,095
   Additional paid-in-capital                                       159,981,808        160,254,547
   Retained earnings                                                 34,033,002         32,044,506
   Other comprehensive income-foreign currency
   translation                                                       (2,023,757)        (2,023,757)
                                                               -----------------  -----------------
     Shareholders equity, net                                       210,796,173        209,080,416
                                                               -----------------  -----------------
                                                              $     682,439,859        694,885,589
                                                               =================  =================


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS PERIOD ENDED MARCH 31, 2000 AND 2001

                                                                                      2000                2001
                                                                                  (UNAUDITED)         (UNAUDITED)
OPERATING REVENUES:

   Toll                                                                               6,551,984           7,466,507
   International settlement                                                          17,992,204          19,660,445
   Local service                                                                     12,194,025          16,670,052
   Cellular                                                                           8,709,247           8,853,455
   Paging                                                                               475,013             309,774
   Sale of equipment                                                                  1,119,534           1,442,216
   Installation and activation fees                                                   3,151,672           2,998,051
   Other                                                                                 36,056              48,878
                                                                           -----------------------------------------
     TOTAL OPERATING REVENUES                                                        50,229,735          57,449,378

OPERATING COSTS:
   Satellite connections and carrier                                                 14,139,422          15,992,002
   Network depreciation                                                               6,067,401           9,968,894
   Expense in lieu of income taxes                                                    2,881,694           3,318,981
   General and administrative expenses                                               13,779,370          16,868,766
   Amortization expenses                                                                      -             156,583
   Depreciation expense                                                               1,485,333           2,101,978
   Other                                                                              1,048,650           1,657,571
                                                                           -----------------------------------------
     TOTAL OPERATING COSTS                                                           39,401,870          50,064,775

     OPERATING INCOME                                                                10,827,865           7,384,603

OTHER INCOME (EXPENSES):
   Interest expense                                                                  (7,979,096)         (9,712,593)
   Interest income                                                                      203,888             287,522
   Foreign exchange gain (loss)                                                        (350,762)           (247,815)
   Other, net                                                                           (46,156)            283,648
                                                                           -----------------------------------------
     OTHER EXPENSES, NET                                                             (8,172,126)         (9,389,238)
                                                                           -----------------------------------------

     EARNINGS (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                                                     2,655,739          (2,004,635)

   Income taxes, net                                                                   (130,250)             16,139

     EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                    2,525,489          (1,988,496)

   Cumulative effect of accounting change for installation and activation
revenues (note 2)                                                                   (16,452,799)                  -
                                                                           -----------------------------------------

     NET LOSS                                                                       (13,927,310)         (1,988,496)
                                                                           =========================================
     EBITDA                                                                          21,262,293          22,931,039
                                                                           =========================================
EARNINGS (LOSS) PER SHARE:
     Earnings before cumulative effect of accounting change                                0.10               (0.07)
     Cumulative effect of change in accounting                                            (0.66)                  -
                                                                           -----------------------------------------
     Net loss per share                                                                   (0.56)              (0.07)
                                                                           =========================================
     AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION                             24,844,544          28,844,544
                                                                           =========================================


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

                                                                         MARCH 31,             MARCH 31,
                                                                    -----------------      ----------------
                                                                           2000                  2001
                                                                       (UNAUDITED)           (UNAUDITED)
Cash flows from operating activities:
        Net loss                                                   $    (13,927,310)           (1,988,496)
   Adjustments to reconcile net earnings (loss) to net cash
   provided by operating activities:
        Allowance for doubtful accounts                                     185,803               518,737
        Deferred income tax (benefit) provision                            (130,250)              (16,139)
        Depreciation and amortization                                     7,552,734            12,227,455
        Cumulative effect of accounting change for
        installation and activation revenues (note 2)                    16,452,799                     -
        Non-cash consulting expenses                                              -               272,739
        Expense for severance indemnities                                    48,707               280,435
   Net changes in assets and liabilities:
        Accounts and notes receivable                                    (2,939,446)            4,400,498
        Inventories                                                        (914,357)             (499,835)
        Long-term accounts receivable                                        22,619                     -
        Other assets                                                       (433,583)           (2,395,189)
        Prepaid expenses                                                    837,304             2,929,562
        Accounts payable                                                 (8,560,921)            1,894,025
        Accrued expenses                                                 (2,524,768)           (3,212,292)
        Other liabilities                                                 1,207,344              (772,421)
        Reserve for severance indemnities                                   (56,354)             (279,578)
                                                                    ----------------      ----------------
Total adjustments                                                        10,747,631            15,347,997
                                                                    ----------------      ----------------
Net cash provided by (used in) operating activities                      (3,179,679)           13,359,501
                                                                    ================      ================
Cash flows from investing activities:
   Acquisition (cancellation) of investments                               (116,395)             (316,719)
   Acquisition of property and equipment                                (20,642,255)          (33,662,051)
                                                                    ----------------      ----------------
     Net cash used in investing activities                              (20,758,650)          (33,978,770)

Cash flows from financing activities:
   Borrowed funds from banks                                             10,542,562            18,263,877
   Borrowed funds to related parties                                     13,667,361            (3,143,489)
   Payments of long-term debt                                               (41,835)             (574,302)
   Capital lease payments                                                  (907,410)           (1,183,222)
   Proceeds from issuance of long-term debt                                       -             2,714,775
                                                                    ----------------      ----------------
     Net cash provided by financing activities                           23,260,678            16,077,639

Net increase in cash and cash equivalents                                  (677,651)           (4,541,630)

     Cash and cash equivalents at beginning of the period                13,459,566            18,199,552

Cash and cash equivalents at end of period                         $     12,781,915            13,657,922
                                                                    ================      ================

Supplemental disclosure of cash flow information:
   Interest paid, net of capitalization                            $      7,979,096             9,712,592
   Capital lease obligations incurred                                     2,979,096                     -
   Expense in lieu of income tax paid                                     2,881,694             3,318,981
                                                                    ================      ================


TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS




NOTE 1 - BASIS OF PRESENTATION

     The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.



NOTE 2 - ADOPTION OF SAB-101

     Effective January 1 2000, the Company adopted the Staff Accounting Bulletin (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission
(SEC). The adoption of SAB 101 resulted in a change in the revenue recognition policy regarding installation and activation revenues. Such change required the Company to recognize net revenues from installation and activation over the average service life based on the experience of the Company (35 months). This change in the revenue recognition method required the Company to recognize a cumulative effect of accounting change in net revenues from installations and activations for $16,452,799, which is presented as a separate item in the accompanying consolidated statements of operations.



NOTE 3 - CALCULATION OF EBITDA

     EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

ITEM 2.  INFORMATION ON THE COMPANY


COMPANY OVERVIEW

     TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the country's only 100% digital local access network, a wireless network covering approximately 85% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through TRICOM USA, we own switching facilities in New York and Puerto Rico, providing us with end-to-end connectivity, and are one of the few foreign long distance carriers that has a United States licensed subsidiary.

SERVICE OFFERINGS

      Our service offerings include:

o        Local service;

o        Mobile services;

o        International long distance; and

o        Broadband data transmission and Internet.


LOCAL SERVICE

     We are a competitive local exchange carrier and had 156,327 local access lines in service at March 31, 2000. Our local access network covers areas with approximately 85% of the population of Santo Domingo, Santiago and nine additional cities.

     All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, caller ID and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

     We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

     We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, and digital switches. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

     We also sell fully integrated turnkey and PABX systems and components. We are an exclusive distributor in the Dominican Republic for Mitel and Comdial equipment, two leading manufacturers of private branch exchanges and key telephone systems. We are also a leading provider of computer telephony integration systems in the Dominican Republic.


MOBILE SERVICES

     Our mobile network covers approximately 85% of the Dominican Republic's population. We currently offer both cellular and PCS service. Based on information available to us, there were approximately 655,000 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2000. At March 31, 2001, we had 286,506 cellular and PCS subscribers, representing approximately 44% of the Dominican mobile telephony market.

     Our cellular and PCS subscriber base grew by 62% during 2000. We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo card. At March 31, 2001, prepaid cellular and PCS subscribers accounted for 52% of the entire cellular and PCS market of the Dominican Republic, based on information available to us, and 94% of our cellular and PCS subscribers. Our Amigo card program has expanded our cellular and PCS customer base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

     We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 65% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

     We also have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. As a result of our arrangements with major electronics retailers for the sale by them of handsets in conjunction with subscriptions for our services, we sold handsets to less than 15% of our new subscribers in 2000. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

     We have provided paging services since April 1995. At March 31, 2001, we provided paging services to 20,277 subscribers, representing approximately 19% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.


INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer prepaid calling cards for international long distance, the Efectiva and Conexion cards that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either does not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, including bill payments and sales of service in addition to long distance.

     In the United States, our subsidiary TRICOM USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. We continue to expand our footprint in the United States and throughout the region by deploying an advanced communications infrastructure. In March 2001, we deployed our latest international gateway switch in Miami, Florida. The new switch will reduce our cost structure by providing end-to-end correspondence for inbound and outbound international traffic between the Dominican Republic, Puerto Rico and our facilities-based long-distance carrier operations in the United States. At the same time, we will be able to better serve our existing customer base as well as expand our service base throughout the United States.

     Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination, transport and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

     Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 2000, resellers originated approximately 45% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as dictated by the market. At March 31, 2001, we received traffic from approximately 38 resellers.

     TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, Rhode Island, Massachusetts, Illinois, California, Saint Thomas, Puerto Rico and Canada. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.


BROADBAND DATA TRANSMISSION AND INTERNET

     We provide broadband data transmission services to 119 of the 400 largest business customers in the Dominican Republic based on assets, through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide these large customers with data circuits Internet access, private networks and frame relay services with branches in the different cities in the country. We recently increased transmission capacity to provide larger bandwidths and with the commercial launch of the xDSL and VSAT services, data services are expected to have a strong growth.

     In the Dominican Republic we are the second largest ISP. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, dedicated lines and VSATs, with speeds ranging from 56 Kbps to 2 Mbps. During 2000, we deployed our xDSL and wireless broadband delivery solutions. Our PCS and paging services are now fully integrated with our Internet service, offering short messaging services, including email and digital messaging through our website, www.tricom.net.

     In March 2000, we entered into a five-year $25 million contract with the Dominican Republic Department of Education to provide broadbased satellite Internet access and Intranet services to every public high school in the Dominican Republic. We have been utilizing Intellicom's, a wholly-owned subsidiary of SoftNet Systems, state-of-the-art content caching technology and comprehensive family of value-added services to deliver fast and efficient end-user access to the Internet.


CENTRAL AMERICA MOBILE SERVICES

STRATEGIC FOCUS

         We have targeted markets in Central America in which we intend to offer mobile services using Motorola's iDEN technology. These services include digital mobile telephone services, mobile dispatching, two way messaging, push to talk and one to many connection. We believe that Central America is an attractive market to target as one congruous telecommunications region for the following reasons:

o        First entrant provider of Motorola's iDEN services in Central America;

o        High overall economic growth and strong demand in the wireless sector;

o        Close intra-regional business practices; and

o        Logical extension of our existing network



                  Our objective is to provide roaming throughout the region using a unified platform. This will allow us to achieve cost savings in network build out. Our undersea fiber optic facilities provide connections between each of our targeted markets and our support systems in the Dominican Republic. To date, we have obtained rights to frequencies in El Salvador and Guatemala, and have acquired a majority interest in a company that owns frequencies in Panama. We also will consider offering services in two other countries, Costa Rica and Honduras.

                  In April 2001, we executed an agreement to purchase a majority interest in a Panamanian radio trunking services company, Cellular Communications of Panama, S.A. ("Cellcom") for approximately $8.1 million. The acquisition will enable TRICOM to provide nationwide advanced mobile radio services in Panama using Motorola's iDEN technology. In the process, we have also acquired specialized mobile radio frequencies covering a population of approximately 2.8 million people and are currently deploying a digital network in Panama City and Colon, the two largest cities in Panama, and in important commercial and transportation corridors in other parts of the country. To date, we have invested approximately $26 million in this deployment, primarily for the purchase of a mobile switching office (MSO), enhanced base transceiver stations (EBTS) and site acquisition and construction. Completion of the network build out in Panama is scheduled for the fourth quarter of 2001.

ITEM 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


     REVENUE RECOGNITION

         We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale of equipment and installations. The components of each of these services are as follows:

         Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider and other carriers, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

         International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic either on our own network or on Codetel's network, including revenues derived from our U.S. based international long distance pre-paid calling cards.

         Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services.

         Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services.

         Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

         Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

         Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular phones and PCS. Beginning on January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients, approximately 35 months. In prior periods, we recognized these revenues when they were collected.

         Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                                  THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                               2000          2001
                                                               ----          ----
Toll...............................................            13.0%         13.0%
International .....................................            35.8          34.2
Local service......................................            24.3          29.0
Cellular and PCS...................................            17.3          15.4
Paging.............................................             0.9           0.5
Sale of equipment..................................             2.2           2.5
Installation and activation fees...................             6.3           5.2
Other..............................................             0.1           0.1

----------------
Note: Percentages may not add up to 100% due to rounding.

     The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:


                                                                  THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                               2000          2001
                                                               ----          ----
Operating costs....................................            78.4%         87.1%
Operating income...................................            21.6          12.9
Interest expense, net..............................           (15.5)        (16.4)
Other income (expenses)............................           (16.3)        (16.3)
Earnings (loss) before cumulative effect of accounting
change.............................................             5.0          (3.5)
EBITDA.............................................            42.3          39.9


THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THE SAME PERIOD IN 2000

     OPERATING REVENUES. Our total operating revenues increased 14.4% to US$57.5 million for the three-month period ended March 31, 2001 from US$50.2 million for the three-month period ended March 31, 2000. This growth resulted primarily from increases in revenues generated by the Company's local service and international business segments.

     TOLL. Toll revenues increased 14.0% to $7.5 million in the first quarter of 2001 from $6.6 million in the first quarter of 2000, primarily as a result of higher domestic long distance traffic and increased interconnection charges derived from the growth of our customer base. Domestic long distance minutes increased by 20.5% to 12.6 million minutes during the first quarter of 2001 from
10.4 million minutes during the first quarter of 2000. The average price per domestic long distance minute declined to $0.16 in the first quarter of 2001 from $0.19 in the first quarter of 2000. The increase in domestic long distance minutes resulted from higher traffic volume from cellular and PCS subscribers and retail telephone centers. Interconnection revenues increased to $2.0 million in the first quarter of 2001 from $1.6 million in the first quarter of 2000, as a result of a larger proportion of Codetel's and other carrier's traffic terminating in our network.

     INTERNATIONAL. International revenues grew 9.3% to $19.7 million in the first quarter of 2001 from $18.0 million in the first quarter of 2000. This increase was due primarily to the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 38.2% to 151.0 million minutes in the first quarter of 2001 from 109.3 million during the first quarter of 2000. TRICOM USA accounted for 82% of our total inbound minutes in the first quarter of 2001 compared to 62.5% in the same period of 2000. Total international long distance minutes increased 36.3% to 160.1 million minutes in the first quarter of 2001 from 117.4 million minutes in the first quarter of 2000.

     The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.10 per minute during the first quarter of 2000 and $0.05 per minute during the first quarter of 2001. International revenues in the first quarter decreased by 22% from international revenues in the fourth quarter of 2000 as a result of the ceasing of operations of several of our corresponding resellers during the first three months of the year.

     LOCAL SERVICE. Local service revenues grew 36.7% to $16.7 million in the first quarter of 2001 from $12.2 million for the first quarter of 2000. The continued growth in the number of local lines in service resulted in increased local service revenues for the period. In the first quarter of 2001, we added 8,015 net local access lines compared to 5,624 net local access lines added in the first quarter of 2000. Our local service subscriber base grew to 156,327 local access lines in service at March 31, 2001 compared to 124,550 local access lines in service at March 31, 2000. In addition, local service revenues include Internet service revenues, which increased to $1.6 million in the first quarter of 2001 from $203,000 in the first quarter of 2000.

     As a result of a higher number of lines in service, measured local service revenues increased by 29.1% to $3.0 million in the first quarter of 2001 from $2.3 million in the first quarter of 2000. Revenues from monthly fees increased by 24.5% to $9.8 million in the first quarter of 2001 from $7.8 million in the first quarter of 2000. Our average monthly churn rate for local service was 2.4% in the first quarter of 2001 compared to 2.3% in the first quarter of 2000. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

     CELLULAR AND PCS. Our cellular and PCS revenues increased slightly to $8.8 million in the first quarter of 2001 from $8.7 million in the first quarter of 2000. At March 31, 2001, we had 286,506 cellular and PCS subscribers compared to 190,258 at March 31, 2000. As a result of a higher average subscriber base, airtime minutes increased 23.0% to 49.0 million in the first quarter of 2001 from 39.9 million in the first quarter of 2000. The average price per airtime minute declined to $0.20 in the first quarter of 2001 from $0.24 in the first quarter of 2000.

     We attribute the growth of our subscriber base to the continued success of our prepaid cellular program. At March 31, 2001, prepaid customers accounted for 94% of our total subscriber base, generating approximately 68% of our total airtime minutes and 70% of total cellular and PCS revenues in first quarter of 2001. Prepaid revenues increased by 26.1% to $6.1 million in the first quarter of 2001 from $4.8 million in the first quarter of 2000. Our average monthly churn rate for cellular and PCS services increased to 8.3% in the first quarter of 2001 from 1.7% in the first quarter of 2000 reflecting primarily our decision in the first quarter to disconnect 69,000 marginal revenue generating prepaid customers by shortening the expiration of our prepaid cards to 30 days.

     PAGING. Paging revenues decreased 34.8% to $310,000 in the first quarter of 2001 from $475,000 in the first quarter of 2000, primarily as a result of the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At March 31, 2001, we had 20,277 paging subscribers compared to 26,809 paging subscribers at March 31, 2000. Our average monthly churn rate for paging services decreased to 2.5% in the first quarter of 2001 from 3.5% in the first quarter of 2000

     SALE OF EQUIPMENT. Revenues from the sale and lease of equipment increased 28.8% to $1.4 million in the first quarter of 2001 from $1.1 million in the first quarter of 2000, primarily as a result of higher sales of customer premise equipment and cellular and PCS handsets.

     INSTALLATION AND ACTIVATION FEES. Installation revenues decreased 4.9% to $3.0 million during the first quarter of 2001 from $3.2 million during the first quarter of 2000. The Company added 89,512 combined gross local access lines and cellular subscribers, the highest quarterly gross subscriber additions to date. The decrease in installation revenues during the first quarter was due to an aggressive promotional marketing strategy including lowered subscriber activation fees for local and wireless services, designed to capture a significant share of the market growth.

     OPERATING COSTS.  Major components of operating costs are:

o satellite connections and carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and payments for international satellite circuit leases;

o interconnection costs, which are access charges paid primarily to Codetel; and payments for international satellite circuit leases;

o depreciation of network equipment and leased terminal equipment, and non-network depreciation expense;

o        expenses in lieu of income tax; and

o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs.

         Our operating costs increased to $50.1 million in first quarter of 2001 from $39.4 million in the first quarter of 2000. These results reflect higher network depreciation expenses resulting from the Company's capital investment and domestic and international network expansion programs; increased general and administrative expenses primarily from higher commissions and personnel compensation; and increased satellite connection and carrier costs associated with higher volumes of international traffic. As a percentage of revenues, operating costs increased to 87.1% in the first quarter of 2001 from 78.4% in the first quarter of 2000.

         SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 13.1% to $16.0 million in the first quarter of 2001 from $14.1 million in the first quarter of 2000, primarily as a result of higher interconnection and facilities costs. Interconnection costs increased by 12.3% to $6.7 million in the first quarter of 2001 from $6.0 million in the first quarter of 2000, the result of a higher volume of inbound traffic terminating in Codetel's network. Facility costs increased 42.5% to $1.6 million in the first quarter of 2001 from $1.1 million in the first quarter of 2000.

         NETWORK DEPRECIATION AND DEPRECIATION EXPENSE. Network depreciation increased 64.3% to $10.0 million in the first quarter of 2001 from $6.1 million in the first quarter of 2000, as a result of the Company's continued capital investment and domestic and international network expansion programs. Depreciation expense with respect to other fixed assets grew 41.5% to $2.1 million in the first quarter of 2001 from $1.5 million in the first quarter of 2000.

         EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the first quarter of 2001 increased by 15.2% to $3.3 million from $2.9 million in the first quarter of 2000 reflecting the increase in revenues derived from our domestic and international businesses.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 22.4% to $16.9 million in the first quarter of 2001 from $13.8 million in the first quarter of 2000. The increase in the amount of general administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards as a result of higher revenues from sales of the cards in the U.S. and increased personnel costs due to a higher employee headcount. At March 31, 2001, we had 1,677 employees compared to 1,528 employees at March 31, 2000. As a percentage of total operating revenues, general and administrative expenses increased to 29.4% in the first quarter of 2001 compared to 27.4% in the first quarter of 2000.

         OTHER COSTS. Other costs which consist of the cost of sale from local, wireless and prepaid services increased by 58.1% to $1.7 million in the first quarter of 2001 from $1.0 million in the first quarter of 2000, primarily as a result of higher cost of sale from prepaid cards and cellular and PCS handsets.

         OPERATING INCOME. Operating income decreased to $7.4 million in the first quarter of 2001 compared to $10.8 million in the first quarter of 2000, primarily as a result of the sequential decrease in international revenues during the first quarter of 2001 coupled with higher depreciation expenses related to our local and international network expansion. Operating income as a percentage of total operating revenues decreased to 12.9% in the first quarter of 2001 from 21.6% in the first quarter of 2000.

         OTHER INCOME (EXPENSES). Other expenses increased to $9.4 million in the first quarter of 2001 from $8.2 million in the first quarter of 2000 reflecting increased interest expenses resulting from higher levels of short-term borrowings and vendor financing, to support the Company's capital investment program.

         NET EARNINGS (LOSS). Loss before cumulative effect or accounting change totaled $2.0 million, or $0.07 per share, in the first quarter of 2001 compared to earnings of $2.5 million, or $0.10 per share, in the first quarter of 2000. Including the $16.5 million cumulative effect of accounting change for the adoption of SAB 101, we had a net loss of $13.9 million, or $0.56 per share, in the first quarter of 2000.

         EBITDA. Earnings before interest and other income, taxes and depreciation and amortization increased by 7.8% to $22.9 million in the first quarter of 2001 from $21.3 million in the first quarter of 2000. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to expand and operate our telecommunications networks. For the first three months of the year, we made capital expenditures of $33.7 million for the installation of additional local access lines, enhancement of our cellular and PCS network in the Dominican Republic, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in Miami, Florida and investments related to our Central America expansion. We currently anticipate making capital expenditures of approximately $133 million in 2001 for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion and for the implementation of our Central American strategy, primarily in Panama. In Central America, capital expenditures will consist of investments in a mobile switching office in Panama and enhanced base transceiver stations and mobile backhaul for Panama, Guatemala and El Salvador. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

     In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms, which we find acceptable, or at all.

     Net cash provided by operating activities was $13.4 million for the first three months of 2001 compared to a cash deficit of $3.2 million for the first three months of 2000. We had net accounts receivable of $27.2 million and $32.1 million at March 31, 2001 and December 31, 2000, respectively. Our indebtedness was approximately $414.9 million at March 31, 2001, of which $200.0 million was our 11 3/8% senior notes due 2004, $78.6 million was in long-term borrowings and capital leases, with maturities ranging from two to six years, and $136.3 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases and of long-term debt. At March 31, 2001, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 8.16% per annum to 12.25% per annum, and our peso borrowings had interest rates ranging from 24% per annum to 28% per annum. At March 31, 2001, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, totaled $199.5 million and our peso borrowings totaled $15.4 million.

     We have credit facilities, which, in the aggregate, permit us to borrow up to $272.4 million. At March 31, 2001, there was $214.9 million outstanding under these facilities. We had approximately $57.5 million available for borrowing under these facilities, of which $23.7 million was under facilities with maturities of less than one year. At

March 31, 2001, we had $82.3 million of short-term and long-term, credit facilities with Dominican banks and institutions and $190.1 million of U.S. dollar-denominated credit facilities with international banks.

     At March 31, 2001, our current liabilities exceeded our current assets by $149.1 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

     We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained the approval of credit guarantees from Export-Import Bank of the United States of up to $56 million for loans to be made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At March 31, 2001, the amount of $23.0 million has been disbursed under these facilities. The credit guarantees will be repayable over a five-year period.



ITEM 4.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.



     INTEREST RATE RISK

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At March 31, 2001, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $186 million and $190 million at December 31, 2000 and March 31, 2001, respectively.

     Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At December 31, 2000 and March 31, 2001, we had $199.8 million and $214.9 million, respectively, of short-term and long-term borrowings, including trade finance, outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During the first quarter of 2001, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 8.16% per annum to 12.25% per annum. During the first quarter of 2001, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 24% to 28% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income for the first quarter of 2001 by approximately $515,000.



     FOREIGN EXCHANGE RISKS

     We are subject to currency exchange risks. During the first quarter of 2001, we generated revenues of $19.7 million in U.S. dollars and $37.7 million in Dominican pesos. In addition, at March 31, 2000, we had $199.5 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 113/8% senior notes due 2004.

     Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the first quarter of 2001, the average official exchange rate was RD$16.65 per $1.00 while the average private market rate was RD$16.86 per $1.00.

     Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the first quarter of 2001, we recognized an approximate $248,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 2000, then we would have realized an additional foreign exchange loss of approximately $24,800.




                                    PART II
                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

     In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom in our belief are officers or employees of DCS, sued us before Dominican courts for alleged losses and damages of up to approximately RD$200 million ($12 million) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The court granted our motion to dismiss and ruled that the plaintiffs should cover the costs of the proceedings. The plaintiffs have resubmitted the action before the proper court and, after numerous requests and hearings before the Court, the case is now pending decision from the Judge of the Civil and Commercial Court Room of the Third Circumscription of the Court of First Instance of the National District of Santo Domingo. After consulting with legal counsel, we believe that this matter will not have a material adverse effect on our results of operations and financial position.


     There are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.




ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 20-F AND FORM 6-K

(a)      Exhibits.

         None.

(b) Reports on Form 20-F. The Company filed with the Securities and Exchange Commission a Report on Form 20-F on May 10, 2001 reporting the Company's results of operations for the year ended December 31, 2000.

(c)      None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TRICOM, S.A




Dated: May 23, 2001                          By:  /s/ CARL CARLSON
                                                  ------------------------------
                                                  Carl Carlson
                                                  Executive Vice President
                                                  and Member of the
                                                  Office of the President